UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 7)*

                               REFLECTONE, INC. .
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   758 657 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Harvey Goldman, Esq.
                            Steel Hector & Davis LLP
                          200 South Biscayne Boulevard
                                   Suite 4000
                              Miami, Florida 33131
                                 (305) 577-7000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  MAY 20, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       THIS DOCUMENT CONSISTS OF 8 PAGES

                                  SCHEDULE 13D
------------------------------                          ------------------------
      CUSIP NO.  758 657 100                                Page 2 of 8  Pages
------------------------------                          ------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             British Aerospace Public Limited Company
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a)     [ ]
                                                      (b)     [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)[ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England
--------------------------------------------------------------------------------
          NUMBER OF                7      SOLE VOTING POWER

           SHARES                         None
                                   ---------------------------------------------
        BENEFICIALLY               8      SHARED VOTING POWER

          OWNED BY                        None
                                   ---------------------------------------------
            EACH                   9      SOLE DISPOSITIVE POWER

          REPORTING                       None
                                   ---------------------------------------------
           PERSON                  10     SHARED DISPOSITIVE POWER

            WITH                          None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             None
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

------------------------------                          ------------------------
      CUSIP NO. 758 657 100                                Page 3 of 8  Pages
------------------------------                          ------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             British Aerospace Holdings, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)     [ ]
                                                              (b)     [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)[ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
          NUMBER OF                7      SOLE VOTING POWER

           SHARES                         None
                                   ---------------------------------------------
        BENEFICIALLY               8      SHARED VOTING POWER

          OWNED BY                        None
                                   ---------------------------------------------
            EACH                   9      SOLE DISPOSITIVE POWER

          REPORTING                       None
                                   ---------------------------------------------
           PERSON                  10     SHARED DISPOSITIVE POWER

            WITH                          None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             None
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                (AMENDMENT NO. 7)


INTRODUCTORY STATEMENT

         This Amendment No. 7 to Schedule 13D is filed by British Aerospace Public Limited Company ("Parent"), an English corporation and British Aerospace Holdings, Inc. ("Holdings"), a Delaware corporation and wholly-owned subsidiary of Parent. Parent and Holdings are sometimes collectively referred to herein as the "Reporting Persons."

         All conditions precedent to the consummation of the Merger (as such term was defined under Item 6 of Amendment No. 6 to the Statement) were satisfied and the Merger Agreement was approved by the shareholders of Reflectone at the special meeting of shareholders of Reflectone held on May 20, 1997. On May 20, 1997, the Articles of Merger were duly filed with the Department of State of the State of Florida, and the Merger became effective on May 20, 1997.

         As a result of the consummation of the Merger on May 20, 1997, each of the 100 shares of common stock, par value $.01 per share, of Bar Mergerco, Inc. issued and outstanding immediately prior to the effective time of the Merger was converted into and exchanged for one newly and validly issued, fully paid and nonassessable share of common stock, par value $.10 per share, of the surviving corporation ("Surviving Corporation Common Stock"). Each share of Common Stock, and 8% Cumulative Convertible Preferred Stock, par value $1.00 per share, of the Company owned by Holdings immediately prior to the effective time of the Merger, as well as each share of capital stock of Reflectone that was held in the treasury of Reflectone immediately prior to the effective time of the Merger, was canceled and extinguished without any conversion right thereof and without any consideration payable therefor. Each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any shares owned by Holdings or held in the treasury of Reflectone) was converted into and represented the right to receive an amount in cash equal to $24.00, payable to the holder thereof, without any interest thereon, less any required back-up withholding taxes. Holdings is the beneficial owner of all of the Surviving Corporation Common Stock. As the owner of all of the capital stock of Holdings, Parent indirectly owns the entire equity interest in the Surviving Corporation.

         On May 22, 1997, the Issuer filed a Form 15 terminating registration of its Common Stock under Section 12 of the Securities Exchange Act, as amended (the "Act"), and, as a result, the Common Stock ceased to be authorized to be quoted on the Nasdaq National Market. Consequently, the Common Stock of the Issuer is no longer an "equity security" as defined in Rule 13d-1(d) as promulgated under the Act and the Reporting Persons are no longer required to file reports under Section 13 of the Act.

Item 1.  SECURITY AND ISSUER.

         This Amendment No. 7 to Schedule 13D (the "Statement") relates to the Common Stock, par value $.10 per share ("Common Stock"), of Reflectone, Inc. ("Reflectone" or the "Issuer"). The principal executive offices of Reflectone are located at 4908 Tampa West Boulevard, Tampa, Florida 33634-2481.

Item 2.  IDENTITY AND BACKGROUND.

         Reference is made to Item 2 of the Statement as amended by Amendment No. 6 to the Statement, filed February 24, 1997.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Reference is made to Item 3 of the Statement as amended by Amendment No. 6 to the Statement, filed February 24, 1997.

Item 4.  PURPOSE OF TRANSACTION.

         As described in the Introductory Statement, the transaction requiring this amendment to Schedule 13D is the consummation of the Merger and the resulting termination of the Issuer's registration of its Common Stock under
Section 12(g) of the Act by filing a Form 15 with the SEC and ceasing to be authorized to be quoted on the Nasdaq National Market. Consequently, the Common Stock of the Issuer is no longer an "equity security" as defined in Rule 13d-1(d) as promulgated under the Act and the Reporting Persons are no longer required to file reports under Section 13 of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to Item 5 of the Statement as amended by Amendment No. 6 to the Statement, filed February 24, 1997. The text of Item 5 is hereby amended as follows:

         As described in the Introductory Statement, the transaction requiring this Amendment to Schedule 13D is the consummation of the Merger and the resulting termination of the Issuer's registration of the Common Stock under the Act.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to Item 6 of the Statement as amended by Amendment No. 6 to the Statement, filed February 24, 1997.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement, dated as of February 24, 1997, between Parent and Holdings in relation to the filing of the Statement.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    May 27, 1997                      BRITISH AEROSPACE PUBLIC
                                            LIMITED COMPANY


                                            By:/S/ DAVID S. PARKES
                                               ---------------------------
                                            Name: David S. Parkes
                                            Title:   Assistant Secretary


Dated:   May 27, 1997                       BRITISH AEROSPACE
                                            HOLDINGS, INC.


                                            By:/S/ CHARLES E. GABA
                                               ---------------------------
                                            Name: Charles E. Gaba
                                            Title: Vice President, General
                                                         Counsel and Secretary

                                INDEX TO EXHIBITS


                                                              SEQUENTIALLY
EXHIBIT                                                         NUMBERED
NUMBER               DESCRIPTION                                  PAGE
-------              -----------                              ------------


1          Joint Filing Agreement, dated as of February            8
           24, 1997, between Parent and Holdings in relation to the filing of the Statement.